UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76 and CVM Instruction No. 358, of January 3, 2002, informs its shareholders and the market that, on this date, the Company's Board of Directors received the attached correspondence from STNE Participações S.A. (“STNE”).

In the attached correspondence, STNE informs that it has exercised the right set forth in Section 1.2.6 of the protocol of the merger of Linx’s shares into STNE (“Protocol”) to increase in BRL 268,587,925.50 the cash portion to be paid in exchange for the redemption of the New Shares STNE, which corresponds to an additional payment in cash of R$ 1.50 per Linx share, totalizing an amount in cash equivalent to R$ 33.56 per Linx share, subject to the adjustments set forth in the Protocol. The portion to be paid with Class A StoneCo Shares or StoneCo BDR, as applicable, remains unchanged. Based on the closing price of the Class A StoneCo Shares and PTAX rate of November 16, 2020, the total price per share of Linx is of R$ 38.06.

Said price increase is subject to both the occurrence of the Linx extraordinary general meeting scheduled for this date (“EGM”) and the full approval, on this date, at the EGM, of the matters related to the merger of shares of the Company by STNE, as set forth in the Association Agreement executed on August 11, 2020, as amended on September 1 and October 2, 2020.

Linx reiterates that the EGM is still scheduled to take place on this date, at 2:00pm (São Paulo time).

São Paulo, November 17, 2020.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

Annex – STNE Correspondence

São Paulo, 17 de novembro de 2020.

Ao

Conselho de Administração da Linx S.A.
Avenida Doutora Ruth Cardoso, nº 7221, Cj. 701, Bl. A, sala 1, Edifício Birmann 21
São Paulo/SP
CEP 05425-902

Ref.: Aumento da Parcela em Dinheiro.

Prezados Senhores,

Fazemos referência ao Acordo de Associação e Outras Avenças, celebrado em 11 de agosto de 2020, conforme aditado ("Acordo de Associação"), que regula os termos e condições da incorporação de ações da Linx S.A. pela STNE Participações S.A. ("Operação").

Condicionada à realização da assembleia geral extraordinária da Linx marcada para esta data ("AGE") e aprovação integral das matérias relativas à Operação nesta data, vimos, nos termos da Cláusula 1.2.6 do Protocolo de Incorporação de Ações da Operação, aumentar a nossa proposta em R$268.587.925,50 na parcela em dinheiro a ser paga em contrapartida ao resgate das Novas Ações STNE, que corresponde a um pagamento adicional em caixa de R$1,50 (um real e cinquenta centavos) por ação Linx, totalizando um valor em dinheiro de R$33.56 (trinta e três reais e cinquenta e seis centavos) por ação da Linx, sujeito aos ajustes estabelecidos no Protocolo de Incorporação de Ações da Operação, permanecendo inalterada a parcela em Ações Classe A StoneCo ou BDR StoneCo, conforme o caso. Com base no preço de fechamento das Ações Classe A StoneCo e PTAX do dia 16 de Novembro de 2020, o preço total por ação da Linx corresponde a R$38,06.

Solicitamos que seja dado imediato conhecimento dos termos desta correspondência aos acionistas da Linx.

Atenciosamente,

STNE Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer